Morgan Stanley Finance LLC	Free Writing Prospectus relating to Preliminary Terms No. 2,070 Registration Statement Nos. 333-221595; 333-221595-01 Dated May 31, 2019 Filed pursuant to Rule 433

Structured Investments

Contingent Income Auto-Callable Securities due June 28, 2024, with 1-Year Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index, the NASDAQ-100 Index® and the Dow Jones Industrial AverageSM

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	Russell 2000® Index (the “RTY Index”), NASDAQ-100 Index® (the “NDX Index”) and Dow Jones Industrial AverageSM (the “INDU Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Aggregate principal amount:	$1,000 per security
Pricing date:	June 25, 2019
Original issue date:	June 28, 2019 (3 business days after the pricing date)
Maturity date:	June 28, 2024
Contingent monthly coupon:

A contingent coupon will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon threshold level on the related observation date. If payable, the contingent monthly coupon will be an amount in cash per stated principal amount corresponding to a return of 5.50% to 7.50% per annum (to be determined on the pricing date) for each interest payment period for each applicable observation date.

If, on any observation date, the index closing value of any underlying index is less than its respective coupon threshold level, we will pay no coupon for the applicable monthly period.  It is possible that any underlying index will remain below its respective coupon threshold level for extended periods of time or even throughout the entire 5-year term of the securities so that you will receive few or no contingent monthly coupons.

Payment at maturity:

If the securities have not been automatically redeemed prior to maturity, the payment at maturity will be determined as follows:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level, investors will receive the stated principal amount and, if the final index value of each underlying index is also greater than or equal to its respective coupon threshold level, the contingent monthly coupon with respect to the final observation date.

If the final index value of any underlying index is less than its respective downside threshold level, investors will receive (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 60% of the stated principal amount of the securities and could be zero.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $936.00 per security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Instead, the securities will pay a contingent monthly coupon but only if the index closing value of each of the Russell 2000® Index, the NASDAQ-100 Index® and the Dow Jones Industrial AverageSM is at or above 70% of its respective initial index value, which we refer to as the respective coupon threshold level, on the related observation date. However, if the index closing value of any underlying index is less than its coupon threshold level on any observation date, we will pay no interest for the related monthly period. In addition, starting one year after the original issue date, the securities will be automatically redeemed if the index closing value of each underlying index is greater than or equal to its respective initial index value on any of the sixteen quarterly redemption determination dates, for the early redemption payment equal to the sum of the stated principal amount plus the related contingent monthly coupon. No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been redeemed and the final index value of each underlying index is greater than or equal to 60% of its respective initial index value, which we refer to as the respective downside threshold level, the payment at maturity will be the stated principal amount and, if the final index value of each underlying index is also greater than or equal to its respective coupon threshold level, the related contingent monthly coupon. If, however, the final index value of any underlying index is less than its respective downside threshold level, investors will be fully exposed to the decline in the worst performing underlying index on a 1-to-1 basis and will receive a payment at maturity that is less than 60% of the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment and also the risk of not receiving any contingent monthly coupons throughout the 5-year term of the securities. Because all payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective coupon threshold level or respective downside threshold level, as applicable, of any underlying index will result in few or no contingent coupon payments or a significant loss of your investment, even if one or both of the other underlying indices have appreciated or have not declined as much. These long-dated securities are for investors who are willing to risk their principal based on the worst performing of three underlying indices and who seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no monthly coupons over the entire 5-year term, with no possibility of being called out of the securities until after the initial 1-year non-call period. Investors will not participate in any appreciation of any underlying index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

http://www.sec.gov/Archives/edgar/data/895421/000095010319007318/dp107703_fwp-ps2070.htm

Terms continued from previous page:

Early redemption:

The securities are not subject to automatic early redemption until one year after the original issue date. Following this initial 1-year non-call period, if, on any redemption determination date, beginning on June 25, 2020, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount for each security you hold plus the contingent monthly coupon with respect to the related observation date.
Redemption determination dates:	Beginning after one year, quarterly, on June 25, 2020, September 25, 2020, December 28, 2020, March 25, 2021, June 25, 2021, September 27, 2021, December 27, 2021, March 25, 2022, June 27, 2022, September 26, 2022, December 27, 2022, March 27, 2023, June 26, 2023, September 25, 2023, December 26, 2023 and March 25, 2024, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Beginning after one year, quarterly, on June 30, 2020, September 30, 2020, December 31, 2020, March 30, 2021, June 30, 2021, September 30, 2021, December 30, 2021, March 30, 2022, June 30, 2022, September 29, 2022, December 30, 2022, March 30, 2023, June 29, 2023, September 28, 2023, December 29, 2023 and March 28, 2024. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day
Coupon threshold level:	With respect to the RTY Index: 70% of its initial index value With respect to the NDX Index: 70% of its initial index value With respect to the INDU Index: 70% of its initial index value
Downside threshold level:	With respect to the RTY Index: 60% of its initial index value With respect to the NDX Index: 60% of its initial index value With respect to the INDU Index: 60% of its initial index value
Initial index value:

With respect to the RTY Index: its index closing value on the pricing date

With respect to the NDX Index: its index closing value on the pricing date

With respect to the INDU Index: its index closing value on the pricing date

Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Monthly, beginning July 30, 2019, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day. The contingent monthly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Monthly, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to the observation date immediately prior to the scheduled maturity date as the final observation date.
CUSIP / ISIN:	61769HEU5 / US61769HEU59
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.

•	The securities do not provide for the regular payment of interest.

•	You are exposed to the price risk of each underlying index, with respect to both the contingent monthly coupons, if any, and the payment at maturity, if any.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent monthly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

•	The contingent monthly coupon, if any, is based on the value of each underlying index on only the related monthly observation date at the end of the related interest period.

•	Investors will not participate in any appreciation in any underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	Not equivalent to investing in the underlying indices.

•	Reinvestment risk.

•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 3-year term of the securities.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent monthly coupon is paid with respect to an observation date and how to calculate the payment at maturity, if any, if the securities have not been automatically redeemed early. The following examples are for illustrative purposes only. Whether you receive a contingent monthly coupon will be determined by reference to the index closing value of each underlying index on each monthly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the final index value of each underlying index on the final observation date. The actual initial index value, coupon threshold level and downside threshold level for each underlying index will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis. The below examples are based on the following terms:

Hypothetical Contingent Monthly coupon:	A contingent monthly coupon will be paid on the securities on each coupon payment date but only if the index closing value of each underlying index is at or above its respective coupon threshold level on the related observation date. If payable, the contingent monthly coupon will be an amount in cash per stated principal amount corresponding to a return of 6.50% per annum for each interest payment period for each applicable observation date. These hypothetical examples reflect a hypothetical contingent monthly coupon rate of 6.50% per annum (corresponding to approximately $5.417 per month per security, the midpoint of the specified range*).
Automatic Early Redemption (starting after one year):	If the index closing value of each underlying index is greater than or equal to its respective initial index value on any of the sixteen quarterly redemption determination dates, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the contingent monthly coupon with respect to the related observation date.
Payment at Maturity (if the securities have not been automatically redeemed early):

If the final index value of each underlying index is greater than or equal to its respective downside threshold level, investors will receive the stated principal amount and, if the final index value of each underlying index is also greater than or equal to its respective coupon threshold level, the contingent monthly coupon with respect to the final observation date.

If the final index value of any underlying index is less than its respective downside threshold level, investors will receive a payment at maturity equal to the stated principal amount multiplied by the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 60% of the stated principal amount of the securities and could be zero.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the RTY Index: 1,200 With respect to the NDX Index: 7,600 With respect to the INDU Index: 26,000
Hypothetical Coupon Threshold Level:

With respect to the RTY Index: 840, which is 70% of the hypothetical initial index value for such index

With respect to the NDX Index: 5,320, which is 70% of the hypothetical initial index value for such index

With respect to the INDU Index: 18,200, which is 70% of the hypothetical initial index value for such index

Hypothetical Downside Threshold Level:

With respect to the RTY Index: 720, which is 60% of the hypothetical initial index value for such index

With respect to the NDX Index: 4,560, which is 60% of the hypothetical initial index value for such index

With respect to the INDU Index: 15,600, which is 60% of the hypothetical initial index value for such index

* The actual contingent monthly coupon will be an amount determined by the calculation agent based on the actual contingent monthly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical contingent monthly coupon of $5.417 is used in these examples for ease of analysis.

How to determine whether a contingent monthly coupon is payable with respect to an observation date:

	Index Closing Value			Contingent Monthly Coupon
	RTY Index	NDX Index	INDU Index
Hypothetical Observation Date 1	1,750 (at or above the coupon threshold level)	8,800 (at or above the coupon threshold level)	21,000 (at or above the coupon threshold level)	$5.417
Hypothetical Observation Date 2	800 (below the coupon threshold level)	6,100 (at or above the coupon threshold level)	22,500 (at or above the coupon threshold level)	$0
Hypothetical Observation Date 3	1,400 (at or above the coupon threshold level)	3,900 (below the coupon threshold level)	17,000 (below the coupon threshold level)	$0
Hypothetical Observation Date 4	700 (below the coupon threshold level)	2,800 (below the coupon threshold level)	17,000 (below the coupon threshold level)	$0

On hypothetical observation date 1, each underlying index closes at or above its respective coupon threshold level. Therefore, a contingent monthly coupon of $5.417 is paid on the relevant coupon payment date.

On each of hypothetical observation dates 2 and 3, at least one underlying index closes at or above its respective coupon threshold level, but one or both of the other underlying indices close below their respective coupon threshold levels. Therefore, no contingent monthly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each underlying index closes below its respective coupon threshold level, and, accordingly, no contingent monthly coupon is paid on the relevant coupon payment date.

If the index closing value of any underlying index is less than its respective coupon threshold level on each observation date, you will not receive any contingent monthly coupons for the entire 5-year term of the securities.

How to calculate the payment at maturity (if the securities have not been automatically redeemed):

Starting after one year, if the index closing value of each underlying index is greater than or equal to its initial index value on any of the sixteen quarterly redemption determination dates, the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount for each security you hold plus the contingent monthly coupon with respect to the related observation date.

The examples below illustrate how to calculate the payment at maturity if the securities have not been automatically redeemed prior to maturity.

	Final Index Value			Payment at Maturity
	RTY Index	NDX Index	INDU Index
Example 1:	540 (below the downside threshold level)	3,600 (below the downside threshold level)	16,500 (at or above the downside threshold level)	$1,000 x index performance factor of the worst performing underlying index = $1,000 x (540 / 1,200) = $450
Example 2:	1,200 (at or above the downside threshold level)	4,600 (at or above the downside threshold level)	10,400 (below the downside threshold level)	$1,000 x (10,400 / 26,000) = $400
Example 3:	540 (below the downside threshold level)	3,040 (below the downside threshold level)	7,800 (below the downside threshold level)	$1,000 x (7,800 / 26,000) = $300
Example 4:	360 (below the downside threshold level)	3,040 (below the downside threshold level)	10,400 (below the downside threshold level)	$1,000 x (360 / 1,200) = $300

Example 5:	1,300 (at or above the downside threshold level and the coupon threshold level)	8,000 (at or above the downside threshold level and the coupon threshold level)	30,000 (at or above the downside threshold level and the coupon threshold level)

The stated principal amount + the contingent monthly coupon with respect to the final observation date.

For more information, please see above under “How to determine whether a contingent monthly coupon is payable with respect to an observation date.”

In examples 1 and 2, the final index value(s) of one or two of the underlying indices are at or above the respective downside threshold level(s), but the final index value(s) of one or both of the other underlying indices are below the respective downside threshold level(s). Therefore, investors are exposed to the downside performance of the worst performing underlying index at maturity and receive at maturity an amount equal to the stated principal amount multiplied by the index performance factor of the worst performing underlying index. Moreover, investors do not receive any contingent monthly coupon for the final monthly period.

Similarly, in examples 3 and 4, the final index value of each underlying index is below its respective downside threshold level, and investors receive at maturity an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index. In example 3, the RTY Index has declined 55% from its initial index value to its final index value, the NDX Index has declined 60% from its initial index value to its final index value and the INDU Index has declined 70% from its initial index value to its final index value. Therefore, the payment at maturity equals the stated principal amount multiplied by the index performance factor of the INDU Index, which is the worst performing underlying index in this example. In example 4, the RTY Index has declined 70% from its initial index value to its final index value, the NDX Index has declined 60% from its initial index value to its final index value and the INDU Index has declined 60% from its initial index value. Therefore, the payment at maturity equals the stated principal amount times the index performance factor of the RTY Index, which is the worst performing underlying index in this example. Moreover, investors do not receive the contingent monthly coupon for the final monthly period.

In example 5, the final index value of each underlying index is at or above its respective downside threshold level and coupon threshold level. Therefore, investors receive at maturity the stated principal amount of the securities plus the contingent monthly coupon with respect to the final observation date. However, investors do not participate in any appreciation of the underlying indices.

If the final index value of ANY underlying index is below its respective downside threshold level, you will be exposed to the downside performance of the worst performing underlying index at maturity, and your payment at maturity will be less than $600 per security and could be zero.

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2014 through May 29, 2019. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2014 to May 29, 2019

NASDAQ-100 Index® Historical Performance

The following graph sets forth the daily index closing values of the NASDAQ-100 Index® for each quarter in the period from January 1, 2014 through May 29, 2019. You should not take the historical values of the NASDAQ-100 Index® as an indication of its future performance, and no assurance can be given as to the index closing value of the NASDAQ-100 Index® on the valuation date.

NASDAQ-100 Index® Daily Index Closing Values January 1, 2014 to May 29, 2019

Dow Jones Industrial AverageSM Historical Performance

The following graph sets forth the daily index closing values of the Dow Jones Industrial AverageSM for each quarter in the period from January 1, 2014 through May 29, 2019. You should not take the historical values of the Dow Jones Industrial AverageSM as an indication of its future performance, and no assurance can be given as to the index closing value of the Dow Jones Industrial AverageSM on the valuation date.

Dow Jones Industrial AverageSM Daily Index Closing Values January 1, 2014 to May 29, 2019